82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 MAR 11 AM 7:21

Santos

[redacted]

04010480

SUPPL

Date: Thu 11 Mar 2004 12:10:40 AM EST

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary w/e 11 March 2004

Number of pages (incl. cover sheet): 2

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

dlw 3/11

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Week Ending 11th March 2004

Wildcat Exploration Wells

Jeruk 1

Type	Exploration	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 35km WSW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0300hrs 11/03/04 (Jakarta Time)	Waiting on cement having set kick-off plug. Jeruk 1 is to be sidetracked having unsuccessfully attempted to retrieve stuck drillpipe. The well will be deepened to the planned Total Depth. The original wellbore reached a depth of 5027m with no progress for the week.	
Planned Total Depth	5172m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Torres 1 ST1

Type	Gas Exploration	
Location	Texas, USA West Mercedes Prospect, Hidalgo County.	
Status at 0600hrs 10/03/04 (Houston Time)	Drilling ahead in sidetrack. Torres 1 reached a depth of 3614m with no progress for the week. After unsuccessfully attempting to free stuck drill pipe, a sidetrack window was cut in casing at 3173m. The Torres 1 ST1 wellbore is currently at a depth of 3211m with 38m progress for the week.	
Planned Total Depth	4176m	
Interest	Santos Group	25.0% WI
Operator	Suemaur Group	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

During the week ending 11th March, 2004 Santos Limited also participated in 7 delineation and 15 development wells.
A complete list of Santos' drilling activity is available from www.santos.com